
Mail Stop 4628

September 8, 2015

Robert G. Watson, Jr.
Chief Executive Officer
EnerJex Resources, Inc.
4040 Broadway
Suite 508
San Antonio, TX 78209

> **Re:** **EnerJex Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 24, 2015**
> **File No. 333-205069**

Dear Mr. Watson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2015 letter.

Amendment No. 1 to Registration Statement on Form S-1 Filed August 24, 2015

Exhibits

Exhibit 5.1

1. Please obtain and file a new or revised opinion of counsel which relates to the Nevada corporation which filed the registration statement. The first sentence of the opinion you filed refers to a Delaware corporation. Also, the new or revised opinion must provide accurate information regarding the number of shares to which it relates. The opinion provides a different number for the shares underlying the Series B from that which

appears on the prospectus cover page, and the numbers the opinion provides do not total to the 2,202,474 shares that the registrant apparently intends to include as part of the registered offering.

Exhibit 23.1

2.   We note your response to prior comment seven, and we re-issue such comment in its entirety. Please obtain and file an updated consent from L.L. Bradford & Company, LLC that does not cover financial statement dates after the date of the audit report, March 28, 2014. Considering the date of its audit report, L.L. Bradford & Company's consent should not cover the financial statements for the year ended December 31, 2014.

Closing Comments

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Fernando Velez, Jr., Esq.